ANNUAL	Notice of Annual General Meeting of Shareholders
GENERAL
Management Information Circular
MEETING

Date:	Thursday, February 27, 2014

Place:	550 Burrard Street, Bentall 5
Boardroom
Lobby Level
Vancouver, British Columbia

Time:	11:00 a.m. (Vancouver time)

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Platinum’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

CORPORATE DATA	Head Office
788 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Directors and Officers
R. Michael Jones – President, Chief Executive Officer & Director
Frank R. Hallam – Chief Financial Officer, Corporate Secretary & Director
Iain D.C. McLean – Chairman and Director
Barry W. Smee – Director
Eric H. Carlson – Director
Timothy D. Marlow – Director
Diana J. Walters - Director
Peter C. Busse – Chief Operating Officer
Kresimir (Kris) Begic – Vice-President Corporate Development

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listing
Toronto Stock Exchange (“TSX”)
Symbol “PTM”

NYSE MKT LLC (“NYSE MKT”)
Symbol “PLG”

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the “Company”) has decided to use the notice and access model (“Notice and Access”) provided for under recent amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Thursday, February 27, 2014 (the “Meeting”). Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (“Information Circular”), financial statements for the fiscal year ended August 31, 2013 and management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs. This notice serves as a notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Thursday, February 27, 2014 (“Meeting Date”) at 11:00 a.m. (Pacific time) at 550 Burrard Street, Bentall 5 Boardroom, Lobby Level, Vancouver, British Columbia, for the following purposes:

1.

to receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2013 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

2.	to elect the directors;

3.	to appoint the auditors and to authorize the directors to fix their remuneration;

4.

to consider and, if thought fit, to pass, with or without variation, an ordinary resolution to approve the advance notice policy of the Company and an alteration to the Company’s Articles to include provisions requiring advance notice of director nominees from shareholders, as more particularly described in the accompanying Information Circular; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company’s profile on SEDAR at www.sedar.com, or the Company’s website: http://platinumgroupmetals.net/investors/agm_2014/.

Accompanying this notice are the Information Circular, a form of Proxy (the “Proxy”) or voting information form (“VIF”), and a financial statement request form (“Request Form”). The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

Requesting Printed Meeting Materials

Any registered shareholder or Canadian NOBO (as defined in the Information Circular) who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450. Any Canadian OBO (as defined in the Information Circular) or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice and Access Provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Frank Hallam, the Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on January 2, 2014 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions. If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail: Complete the form of Proxy and return it in the envelope provided. If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving duly completed and executed forms of proxy or submitting a proxy by telephone or over the internet is 11:00 a.m. (Pacific time) on Tuesday, February 25, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Non-Registered Shareholders may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form. You should carefully follow the instructions of your intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450.

DATED at Vancouver, British Columbia, this 2nd day of January, 2014.

BY ORDER OF THE BOARD
(signed) “R. Michael Jones”
President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as at January 2, 2014 unless indicated otherwise)

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the “Company”) is providing this Information Circular in connection with the management’s solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Thursday, February 27, 2014 at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with Company’s communications with Shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $25,000, plus out-of-pocket expenses. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the “Common Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form (“VIF”) and a Request Form but not the Information Circular, directly to its registered shareholders (“Registered Shareholders”) and its beneficial shareholders (“Beneficial Shareholders”).

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Vancouver time) on Tuesday, February 25, 2014 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners” or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As a result, if you are a NOBO of the Company, you can expect to receive a scannable VIF from Computershare. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to distribute its proxy-related materials to the Registered and Beneficial Shareholders. In addition, the Company has elected to pay to distribute its Meeting Materials to the OBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value (the “Common Shares”)

Issued and Outstanding:	551,271,542 Common Shares as at January 2, 2014 (the “Record Date”)

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, the following company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. Of Shares	Percentage

Liberty Metals & Mining Holdings, LLC(1)	93,022,411	16.87%

BlackRock, Inc. (2)
	104,002,692	18.87%

NOTE:

(1)	Diana Walters, a director of the Company, is President of Liberty Metals & Mining Holdings, LLC.
(2)	Owned by BlackRock, Inc. or its subsidiaries.

ELECTION OF DIRECTORS

The board of directors (the “Board”) has determined the number of directors at seven and presently consists of seven directors. It is proposed to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the “Act”).

The Company has not adopted a majority voting policy for the election of directors at this time. The amendments and proposed amendments issued by the TSX in respect of majority voting are subject to further comment and change. The Board has determined it appropriate to wait until the TSX proposals are implemented in their final form so that a comprehensive assessment of the impact of implementing the TSX proposals may be completed before adopting a majority voting policy.

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his or her province and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of Common Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by him or her and his or her associates and affiliates, as at the Record Date:

Name, Position and Province and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, or controlled or directed, directly or indirectly(2)

R. MICHAEL JONES(11) President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002(3)	2,628,197(6)

FRANK R. HALLAM(11) Chief Financial Officer, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002(4)	1,289,431

Name, Position and Province and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, or controlled or directed, directly or indirectly(2)

BARRY W. SMEE(7)(8)(10) Independent Director British Columbia, Canada	President of Smee and Associates Consulting Ltd., a private consulting, geological and geochemistry company, since 1990.	Feb. 18, 2002(3)	190,100

IAIN D.C. McLEAN(7)(8)(10) Chairman and Independent Director British Columbia, Canada	Regional Vice President, Americas for Dassault Systemes GEOVIA previously Gemcom Corporation since June 2010 and General Management Consultant. Formerly COO of Vertical Wind Energy, and Managing Director, Econnect Technologies in the UK 2008-2010.	Feb. 18, 2002(5)	198,089

ERIC H. CARLSON(7)(8) Independent Director British Columbia, Canada	Chartered Accountant since 1985; Chief Executive Officer of Anthem Properties Group Ltd., a real estate investment, development and management company based out of Vancouver, B.C., since July 1994.	Feb. 22, 2005	782,800 (9)

TIMOTHY D. MARLOW(10)(11) Independent Director British Columbia, Canada	Chartered Engineer; President of Philippine Gold Consulting LLC and Marlow & Associates providing Management and technical consulting expertise to the Mining Industry.	May 6, 2011	15,000

DIANA J. WALTERS(12) Independent Director North Salem, NY, USA	President and Chief Executive Officer of Liberty Metals and Mining Holdings, LLC since January, 2010; formerly Managing Partner, Eland Capital, North Salem, NY from January, 2008 to January, 2010; formerly Managing Director, HSBC Securities New York, NY from January, 2006 to January, 2008.	July 15, 2013	93,022,411

NOTES:

(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.
(4)	Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.
(5)	Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.
(6)	Of these shares, 956,000 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).
(7)	Denotes member of the Audit Committee. Mr. Carlson is chairman of the Audit Committee.
(8)	Denotes member of the Compensation Committee. Mr. Smee is the chairman of the Compensation Committee.
(9)

Of these Common Shares, 325,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson and 255,000 Common Shares are held by Anthem Works Ltd., a company controlled by Mr. Carlson.

(10)	Denotes member of Corporate Governance and Nomination Committee. Mr. McLean is the chairman of the Corporate Governance and Nomination Committee.
(11)	Denotes member of the Disclosure Committee. Mr. Jones is the chairman of the Disclosure Committee.
(12)	Ms. Walters joined the Board effective July 16, 2013. Ms. Walters is President of Liberty Metals & Mining Holdings LLC, a greater than 10% shareholder of the Company.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Information Form dated November 26, 2013 (the “2013 AIF”) with respect to the fiscal year ended August 31, 2013 under the headings “Directors and Officers – Committees of the Board of Directors – Audit Committee” and Schedule “A” attached thereto. A copy of the 2013 AIF has been filed on the Company’s profile on the SEDAR website (www.sedar.com) and the Company will, upon request from a shareholder, provide a copy of the 2013 AIF free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2013 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2013.

During the year ended August 31, 2013, the Company had five NEOs: R. Michael Jones, the President and CEO of the Company; Frank R. Hallam, the CFO of the Company; Peter C. Busse, the Chief Operating Officer (“COO”) of the Company; Kresimir (Kris) Begic, Vice-President (“VP”) Corporate Development; and Mlibo Mgudlwa, Vice-President Platinum Group Metals (RSA) (Pty) Ltd. Mr. Begic and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 – Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Board has established a compensation committee (a “Compensation Committee”) which is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. The Compensation Committee is comprised of Barry W. Smee (Chair), Iain D.C. McLean and Eric H. Carlson, all of whom are independent directors of the Company.

The Company does not generate operating cash flow and relies on equity financings to fund its exploration and corporate activities. Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

The mineral exploration and development industry is extremely competitive and active for officers and other employees. Since mid-calendar 2008 the global economic environment has been extremely unstable, resulting in a volatile equity market. These poor market conditions and associated long term market uncertainties had an impact on executive compensation decisions made during the fiscal years ended August 31, 2012 and 2013. The CD&A that follows outlines the Company’s executive compensation components and philosophies, which at times, was tempered by the Company’s desire to preserve capital in light of uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of officers with maximizing long-term shareholder value;

2.	Performance sensitive – compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Company’s Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company’s shareholders. This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Company’s Common Share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders’ interests and with the execution of the Company business strategy; and, to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee has not formally considered the implications of the risks associated with the Company's compensation policies and practices. Notwithstanding this, risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Compensation Committee does not believe that the Company's compensation policies and practices result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation. The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board. The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified under section 1(d) of “Schedule “A” – Corporate Governance Practices” attached to this Information Circular.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;
  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Officer Compensation

A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals. For the financial year ended August 31, 2013, the three basic components of officer compensation were:

  base salary;
  annual incentives (cash bonus); and
  option based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective officer depending on: (a) whether the officer is able to meet or exceed his or her applicable performance expectations; (b) market performance of the Company’s Common Shares; and, (c) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer’s role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to ‘total compensation’ as opposed to within any one component of executive compensation.

The Compensation Committee consists of three independent directors: Eric Carlson, Iain McLean and Barry Smee with Barry Smee acting as Chairman.

The members of the Compensation Committee have direct experience with officer compensation which enables them to makes decisions on the suitability of the Company’s compensation policies. Specifically, Eric Carlson and Barry Smee are board members of other publically listed mining companies, therefore they are aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO. It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each officer.

Base salary is targeted to be competitive in the market place in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts. The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee. Long term compensation is targeted to be competitive in the market place, but is positioned in such a way as to have significant pay at risk and be dependent upon the long term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company’s long-term success. In determining the base salary of an NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;
  salaries paid by comparable businesses;
  the experience level of the officer; and
  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers’ and employees’ compensation levels. In the year ended August 31, 2013, the Compensation Committee engaged an external independent consultant, Lane Caputo Compensation Inc. (the “Consultant”) to assist the Committee in assessing the criteria and to make recommendations on appropriate compensation levels for officers and employees.

The Consultant was originally retained in January, 2011 to provide a full review of senior executive and board compensation with a full set of benchmark company comparisons.

The aggregate fees billed to the Company or its subsidiaries by the Consultant, including any of its associates, during the fiscal year ended August 31, 2013 was $31,500.

Executive Compensation - Related Fees

Consultant	Year	Fees ($)	All Other Fees ($)	Total Fees ($)
Lane Caputo Compensation Inc.	2013 2012	31,500 8.736	Nil Nil	31,500 8,736

The Compensation Committee and the external consultant had access to other public company data through available information and other public company boards where the members serve. In particular, the Company looks at the following benchmark group:

Benchmarking Peer Group

This benchmark group was selected based on the stage of the company, market capitalization and geographic location of the companies’ properties. The Compensation Committee used the benchmark group data to ensure the compensation levels were sufficient to be competitive without exceeding average compensation for companies of the same size and stage.

During the financial year ending August 31, 2013, approximately: $372,000 (2012 - $324,939) was paid as base fees to the Company’s President/CEO; $345,000 (2012 - $310,062) was paid as base salary for the Company’s CFO; $287,833 (2012 - $279,062) was paid as base salary for the Company’s COO; $177,583 (2012 - $165,749) was paid as a base salary for the Company’s VP Corporate Development; and $165,900 (2012 - $180,968) was paid as a base salary for the Company’s Vice President Platinum Group Metals (RSA) (Pty) Ltd. Employee salaries are based on fair market value and individual performance assessed by management. Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash. The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them. The Compensation Committee assesses each active NEO’s performance and his or her respective contribution to the Company’s success, and after taking into account the financial and operating performance of the Company, makes a recommendation to the Board. Competitive levels of base salary, comparisons and option based awards are considered when setting incentives. Overall compensation is considered as a whole including annual incentives. For the CEO and COO, safety is a consideration for bonus compensation.

In the financial year ended August 31, 2013 the Company’s President/CEO was paid a cash bonus of $268,800 (2012 -$72,000); the Company’s CFO was paid a cash bonus of $252,000 (2012 - $67,500); the Company’s COO was paid a cash bonus of $140,000(2012 - $50,626); the Company’s VP Corporate Development was paid a cash bonus of $80,000 (2012 - $40,250); and the Company’s Vice President Platinum Group Metals (RSA) (Pty) Ltd. was paid a cash bonus of $12,236 (2012 - $4,573).

Option based awards (long term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its officers and employees to become shareholders of the Company is, in the committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s stock option plan (the “Stock Option Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants when reviewing NEO compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading “Summary Compensation Table”.

Purchase of Financial Instruments

NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in common shares of Platinum Group Metals Ltd. on August 29, 2008 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

	2008	2009	2010	2011	2012	2013
Platinum Group Metals Ltd.	100	40	69	52	31	43
S&P/TSX Composite Index	100	79	87	93	87	92

As shown in the foregoing graph, the Company’s performance has been below the performance of the S&P/TSX Composite Index. The decline in the Company’s share price has resulted from instability in the market due to the decline of conditions in the global economic environment. These conditions have particularly impacted the junior mining sector resulting in the Company performing below the S&P/TSX Composite Index. Market conditions and associated long-term market uncertainties have an impact on officer compensation decisions; however the Compensation Committee also considers the performance of the officers and the achievement of milestones. The Company’s officers have achieved planned milestones even with the difficult market conditions. During the current year, the Company completed a public offering of 225 million shares for gross proceeds of $180 million, successfully completed Phase 1 construction at its Project 1 Platinum Mine in South Africa (“Project 1”), commenced with execution of Phase 2 construction and underground development at Project 1 and advanced the significant new discovery at its Waterberg property including the declaration of inferred resources. In light of these and other achievements and the high worldwide demand for mining officers leading to an increased need to provide a competitive salary and bonus structure to attract and retain qualified personnel, management’s compensation has not correlated to share price movement.

From August 31, 2008 to August 31, 2013, the share price of the Company has decreased by approximately 57%, compared to an increase in the S&P/TSX Composite Index of approximately 7% during the corresponding period.

Option-Based Awards

The Company’s Stock Option Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of these individuals. It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of 10 years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Details of the Company’s Stock Option Plan are provided below under “Securities Authorized for Issuance under Equity Compensation Plans”. There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2013, August 31, 2012 and August 31, 2011 in respect of each NEO.

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
R. Michael Jones, CEO(4)	2013 2012 2011	372,000 324,939(3) 322,000(3)	Nil Nil Nil	151,176 358,914 1,158,000	268,800 72,000 175,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	791,976 755,853 1,655,000
Frank R. Hallam, CFO(4)	2013 2012 2011	345,000 310,062 300,000	Nil Nil Nil	151,176 287,131 1,040,500	252,000 67,500 135,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	748,176 664,693 1,475,500
Peter C. Busse COO	2013 2012 2011	287,833 279,062 270,000	Nil Nil Nil	94,485 71,783 375,500	80,000 50,626 56,100	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	503,421 401,471 701,600
Kresimir (Kris) Begic, VP Corporate Development	2013 2012 2011	177,583 165,749 151,080	Nil Nil Nil	94,485 107,674 461,561	80,000 40,250 56,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	352,068 313,673 668,641
Mlibo Mgudlwa, VP Platinum Group Metals (RSA) (Pty) Ltd. (5)	2013 2012 2011	165,990 180,968 Nil	Nil Nil Nil	89,915 71,783 Nil	12,326 4,573 Nil	Nil Nil Nil	Nil Nil Nil	23,687 13,725 Nil	291,918 199,266 Nil

NOTES:

(1)	Financial year ended August 31st .
(2)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(3)

These fees were paid to Mr. Jones pursuant to a consulting services agreement dated August 1, 2006 for management and administrative services. This consulting agreement was replaced by an employment agreement effective August 1, 2012.

(4)	Also a director of the Company. No fees are paid to the NEO in his role as a director.
(5)	Salary paid in Rand. Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated August 1, 2012 (the “Jones Employment Agreement”), R. Michael Jones is employed as the Company’s President/CEO. Pursuant to the Jones Employment Agreement, Mr. Jones’ annual compensation is $390,000 effective January 1, 2013 and payable in semi-monthly installments. The Jones Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Jones is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 5, 2012 (the “Hallam Employment Agreement”), Frank R. Hallam is employed as the Company’s CFO. Pursuant to the Hallam Employment Agreement, Mr. Hallam’s annual compensation is $360,000 effective January 1, 2013 and payable in semi-monthly installments. The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Hallam is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 27, 2012 (the “Busse Employment Agreement”), Peter Busse is engaged as the Company’s COO. Pursuant to the Busse Employment Agreement, Mr. Busse’s annual compensation is $290,000 effective January 1, 2013 and payable in semi-monthly instalments. The Busse Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Busse is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 25, 2012 (the “Begic Employment Agreement”), and collectively with the Jones Employment Agreement, the Hallam Employment Agreement, the Busse Employment Agreement and the Begic Employment Agreement, the “Employment Agreements”), Kresimir (Kris) Begic is engaged as the Company’s VP of Corporate Development. Pursuant to the Begic Employment Agreement, Mr. Begic’s annual compensation is $180,000 effective January 1, 2013 and payable in semi-monthly instalments. The Begic Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Begic is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the “Mgudlwa Employment Agreement”), Mlibo Mgudlwa is engaged as Vice President of Platinum Group Metals (RSA) (Pty) Ltd. Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa’s annual compensation is Rand 1 741 772 (approximately $178,460 at August 31, 2013) and payable in semi-monthly instalments. Mr. Mgudlwa is also eligible for an annual discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs. Incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2013, unless otherwise noted. The closing price of the Company’s Common Shares on the TSX on August 31, 2013 was $1.17. As of the date of this Information Circular, certain options listed below expired unexercised on October 15, 2013.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
R. Michael Jones	190,000 150,000 400,000 600,000 500,000 400,000	1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Jul 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15, 2016 Sept 7, 2017	Nil Nil Nil Nil Nil $84,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Frank R. Hallam	165,000 150,000 350,000 550,000 400,000 400,000	1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Jul 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15, 2016 Sept 7, 2017	Nil Nil Nil Nil Nil $84,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Peter C. Busse	90,000 150,000 125,000 200,000 100,000 200,000	1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Jul 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15, 2016 Sept 7, 2017	Nil Nil Nil Nil Nil $42,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Kresimir (Kris) Begic	75,000 25,000 90,000 150,000 250,000 150,000 250,000	1.60 1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Dec 24, 2013 July 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15, 2016 Sept 7, 2017	Nil Nil Nil Nil Nil Nil $52,500	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Mlibo Mgudlwa	10,000 10,000 30,000 100,000 200,000	1.40 2.10 2.05 1.30 0.96	July 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15, 2016 Sept 7, 2017	Nil Nil Nil Nil $42,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

NOTE:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.17, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended August 31, 2013.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Michael Jones	151,176	Nil	268,800
Frank R. Hallam	151,176	Nil	252,000
Peter C. Busse	75,588	Nil	140,000
Kresimir (Kris) Begic	94,485	Nil	80,000
Mlibo Mgudlwa	89,915	Nil	12,326

The options granted to the above NEOs vested at the time of grant. The exercise price of options at the time of grant is set at or above the market price of the Company’s Common Shares on the grant date. Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities):

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Employment Agreements, each of R. Michael Jones, Frank R. Hallam, Peter Busse and Kresimir (Kris) Begic (each individually hereinafter referred to as “Jones”, “Hallam”, “Busse” and “Begic” and collectively, as the “Officers”) may resign by giving 90 days’ written notice and the Officer will be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the “Final Wages”).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a)	the Final Wages; and

(b)	an additional amount equal to 12 months (24 months for Jones and Hallam) of the Officers’ annual salary (the “Severance Period”), and the Officer’s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the “COC Severance”):

(c)	Final Wages;

(d)	an additional amount equivalent to 24 months’ annual salary (the “COC Severance Period”);

(e)

an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the “Average Monthly Bonus”) multiplied by the number of completed months in the current bonus year through to the termination date; and

(f)	an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers’ current benefits will continue until the earlier of the end of the COC Severance Period and the Officers’ receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month’s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

“Change of Control” means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

“good cause” means the occurrence of one of the following events without the Officer’s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer’s responsibilities, title or reporting, except as a result of the Officer’s disability;

(c)	any reduction by the Company in the Officer’s then current annual salary; or

(d)	relocation of the Officer’s principal office location more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2013, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
R. Michael Jones	N/A	$780,000	$894,622
Frank R. Hallam	N/A	$720,000	$821,000
Peter Busse	N/A	$290,000	$621,495
Kresimir (Kris) Begic	N/A	$185,000	$409,167
Mlibo Mgudlwa	N/A	N/A	N/A

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, the Officers have agreed:

(a)	to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

(b)	not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

(c)

not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

(d)

to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2013, there are no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change of control.

Compensation of Directors

The following table describes all amounts of compensation provided to the directors of the Company, who are each not also NEOs, for the year ended August 31, 2013.

Director Name(1)	Fees Earned ($)(2)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Iain D.C. McLean, Chairman	39,000	Nil	94,485	Nil	Nil	Nil	133,485
Eric H. Carlson	31,000	Nil	94,485	Nil	Nil	Nil	125,485
Barry W. Smee	71,621	Nil	94,485	Nil	Nil	Nil	166,106
Timothy D. Marlow	24,000	Nil	94,485	Nil	Nil	Nil	118,485
Diana J. Walters	2,000	Nil	0	Nil	Nil	Nil	2,000

NOTES:

(1)	Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.
(2)	The table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.
(3)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Schedule of Directors’ Fees and Narrative Description

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended August 31, 2013.

Except as noted below, none of the Company’s current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

The fees payable to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and are as follows:

Board or Committee Name	Annual Retainer	Meeting Stipend	Per Diem
Board of Directors	$10,000	$1,000	Nil
Audit Committee	$4,000	$1,000	Nil

Board or Committee Name	Annual Retainer	Meeting Stipend	Per Diem
Compensation Committee	$4,000	$1,000	Nil
Special Assignments	Nil	Nil	$1,000

Directors’ fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings. This recommendation is then subject to the approval of the Board.

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO. These incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2013, unless otherwise noted. The closing price of the Company’s shares on the TSX on August 31, 2013 was $1.17.

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Iain D.C. McLean, Chairman	90,000 100,000 200,000 300,000 250,000 250,000	1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Jul 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15 2016 Sept 7 2017	Nil Nil Nil Nil Nil $52,500	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Eric H. Carlson	90,000 100,000 200,000 300,000 250,000 250,000	1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Jul 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15 2016 Sept 7 2017	Nil Nil Nil Nil Nil $52,500	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Barry W. Smee	90,000 100,000 200,000 300,000 250,000 250,000	1.60 1.40 2.10 2.05 1.30 0.96	Oct 15, 2013 Jul 13, 2014 Nov 26, 2015 May 6, 2016 Nov 15 2016 Sept 7 2017	Nil Nil Nil Nil Nil $52,500	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Timothy D. Marlow	250,000 250,000 250,000	2.05 1.30 0.96	July 14, 2016 Nov 15 2016 Sept 7 2017	Nil Nil $52,500	Nil Nil Nil	Nil Nil Nil

NOTES:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.17, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each director, who is also not a NEO, during the most recently completed financial year for each incentive plan award.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain D.C. McLean, Chairman	94,485	N/A	N/A
Eric H. Carlson	94,485	N/A	N/A
Barry W. Smee	94,485	N/A	N/A
Timothy D. Marlow	94,485	N/A	N/A

The options granted to the above directors vested at the time of grant. The exercise price of the options at the time of grant is at the market price of the Company’s Common Shares on the grant date. Accordingly, the in-the-money value of these incentive stock options grants at the time of vesting is nil.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The following table provides information regarding the Stock Option Plan, being the only compensation plan in effect as of August 31, 2013, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	15,808,500	$1.58	24,467,454

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	15,808,500	$1.58	24,467,454

Information Concerning the Stock Option Plan

The Company’s Stock Option Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010 and January 8, 2013. The Stock Option Plan is classified as a 10% “rolling” plan pursuant to which the number of Common Shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. Other information relating to the Stock Option Plan is as follows:

•	The Stock Option Plan is administered by the Compensation Committee.

•	Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

•

As at January 2, 2014, an aggregate of up to 55,127,154 options were issued or issuable under the Stock Option Plan, being a number of options equal to 10% of the Company’s issued and outstanding Common Shares on such date.

•

As at January 2, 2014, an aggregate of 14,639,500 options were outstanding under the Stock Option Plan, being a number of options equal to 2.6% of the Company’s issued and outstanding Common Shares on such date.

•

The number of Common Shares reserved for issuance under options granted to Insiders may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of options granted to Insiders (together with any options granted to Insiders (as defined in the Stock Option Plan) pursuant to any other share compensation arrangements of the Company) within a 12-month period may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

•

The exercise price for options granted under the Stock Option Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

•	The Stock Option Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

•	Vesting of options is at the discretion of the Compensation Committee at the time of grant of options.

•	Options may be exercisable for a period of time determined by the Committee with the maximum term of options granted under the Stock Option Plan being ten years from the date of grant.

•

Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days after the optionee ceases to be in at least one of these categories. Options granted to any optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities.

•

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one year from the date of death or the balance of the option period, whichever is earlier.

•	Options granted under the Stock Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

•

Subject to the policies of the TSX, the Board may, at any time, without further action by the Company’s shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	change vesting provisions of an option or the Stock Option Plan;

(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)	reduce the exercise price of an option for an optionee who is not an Insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are approved by the TSX.

•

Any other amendments to the Stock Option Plan or options granted thereunder (or options otherwise governed thereby), other than those set forth in the previous point, will be subject to the approval of the shareholders and TSX.

•

The Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

•

The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver- manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed auditors of the Company on August 7, 2007.

APPROVAL OF ADVANCE NOTICE POLICY AND AMENDMENT TO ARTICLES

Background

On January 9, 2014, the Board approved and adopted an advance notice policy (the “Advance Notice Policy”), with immediate effect, requiring advance notice of director nominees from shareholders. In accordance with the terms of the Advance Notice Policy, in order for the Advance Notice Policy to remain in effect following the termination of the Meeting, the Advance Notice Policy must be approved by a majority of the votes cast in favour of the Advance Notice Policy at the Meeting by shareholders present in person or by proxy. If the Advance Notice Policy is approved by shareholders at the Meeting, it will continue to be effective and in full force and effect at, and following, the Meeting. If the Advance Notice Policy is not approved by shareholders at the Meeting, it will terminate and be of no further force or effect at, and following, the Meeting.

The Board also proposes that the Articles of the Company be altered to include provisions requiring advance notice of director nominees from shareholders (the “Advance Notice Provisions”). Under the Articles of the Company and the Act, the alteration of the Articles must be approved by a majority of the votes cast in favour of the Advance Notice Provisions at the Meeting by shareholders present in person or by proxy.

The purpose of the Advance Notice Policy and the Advance Notice Provisions is to ensure that an orderly nomination process is observed, that shareholders are well-informed about the identity, intentions and credentials of director nominees and that shareholders vote in an informed manner after having been afforded reasonable time for appropriate deliberation.

Among other things, the Advance Notice Policy and the Advance Notice Provisions fix a deadline by which shareholders must provide notice to the Company of nominations for election to the Board. The notice must include all information that would be required to be disclosed, under applicable corporate and securities laws, in a dissident proxy circular in connection with the solicitations of proxies for the election of directors relating to the shareholder making the nominations (as if that shareholder were a dissident soliciting proxies) and each person that the shareholder proposes to nominate for election as a director. In addition, the notice must provide information as to the shareholdings of the shareholder making the nominations, confirmation that the proposed nominees meet the qualifications of directors and residency requirements imposed by corporate law, and confirmation as to whether each proposed nominee is independent for the purposes of NI 52-110. The deadline by which the notice must be delivered to the Company is set out in the table below.

Meeting Type	Nomination Deadline
Annual meeting of shareholders

Either (a) no more than 10 days after the date of the first public filing or announcement of the date of the meeting, if the meeting is called for a date that is fewer than 50 days after the date of that public filing or announcement or (b) no fewer than 30 days and no more than 65 days prior to the date of the meeting.

Special meeting of shareholders (which is not also an annual meeting)	No more than 15 days after the date of the first public filing or announcement of the date of the meeting.

The Advance Notice Policy and the Advance Notice Provisions do not affect nominations made pursuant to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the Act. The full text of the Advance Notice Policy is available on SEDAR at www.sedar.com. The full text of the Advance Notice Provisions are attached as Schedule “B” hereto.

Proposed Resolution and Board’s Recommendation

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass the following ordinary resolution approving the Advance Notice Policy and approving an alteration of the Company’s Articles to include the Advance Notice Provisions (the “Advance Notice Resolution”):

“BE IT RESOLVED as an ordinary resolution that:

1.

the Company’s Advance Notice Policy, as described in the Company’s Information Circular dated January 2, 2014 (the “Information Circular”) and as available on SEDAR at www.sedar.com, be and is hereby ratified and approved;

2.	the Articles of the Company be altered by adding the text substantially as set forth in Schedule “B” to the Information Circular as and at Section 14.2 of the Articles; and

3.

any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions, including the execution and filing of a Notice of Alteration, as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.”

The approval of the above resolution must be passed by not less than a majority of the votes cast by those shareholders, who being entitled to do so, vote in person or by proxy in respect of the resolution at the Meeting. The Board recommends that shareholders vote in favour of the above resolution. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the foregoing ordinary resolution at the Meeting.

THE DIRECTORS OF THE COMPANY BELIEVE THAT THE APPROVAL OF THE ADVANCE NOTICE POLICY AND ADVANCE NOTICE PROVISIONS IS IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY’S SHAREHOLDERS AND RECOMMEND THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTION.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.” The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement		The Company’s Approach

1.	Board of Directors –
(a)	Disclose identity of directors who are independent.	(a)

The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not members of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Messrs. Barry W. Smee, Eric H. Carlson, Iain D.C. McLean, Timothy D. Marlow and Diana J. Walters.

(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	(b)

The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam, the Company’s President/CEO and CFO, respectively. These two directors are non-independent insofar as they have a material relationship with the Company by virtue of their senior executive positions with the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

		(c)	A majority of the Board is independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d)

The following directors are presently also directors of other issuers as listed:
         R. Michael Jones is also a director of West Kirkland
         Mining Inc. (TSX Venture Exchange (“TSXV”)), and
         Nextraction Energy Corp. (TSXV)
         Frank R. Hallam is also a director of West Kirkland
         Mining Inc. (TSXV), Lake Shore Gold Corp. (TSX),
         Nextraction Energy Corp. (TSXV) and MAG Silver
         Corp. (TSX)
         Barry W. Smee is also a director of Almaden Minerals
         Ltd. (TSX)
         Eric H. Carlson is also a director of MAG Silver Corp.
         (TSX) and Nextraction Energy Corp. (TSXV)
         Diana Walters is also a director of Alderon Iron Ore
         Corp. (TSX), Celeste Mining Corp. (TSXV) Red Eagle
         Mining Corporation (TSX), and True Gold Mining Inc.
         (TSXV).

Corporate Governance Disclosure Requirement	The Company’s Approach

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(e)

The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to and do hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. In 2013, no formal meetings were held. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

(f)

Iain D.C. McLean is the Chairman of the Company and is an independent director. Mr. McLean has extensive business experience as senior executive in several public companies managing operations, listings, capital raising, etc. Mr. McLean also has experience in underground mining operations in the UK and South Africa. The chair’s role is to facilitate and chair discussions among the Company’s independent directors, and to facilitate communication between the independent directors and management. The chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company. The chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company’s activities.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	(g)

Director attendance at Board meetings held during the financial year ended August 31, 2013 is as follows: R. Michael Jones (6/6), Frank R. Hallam (6/6), Barry W. Smee (6/6), Iain D.C. McLean (6/6), Eric H. Carlson (6/6), Timothy D. Marlow (6/6) and Diana Walters (2/2).

2. Board Mandate –

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The Board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct. The Board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Company. The corporate milestones are incorporated into senior management’s bonus scheme where performance bonuses are matched to the corporate objectives and milestones. The Board reviews the strategic plan at each meeting, usually at least once quarterly.

Corporate Governance Disclosure Requirement	The Company’s Approach

The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board considers typical risks, such as currency, commodity, mining exploration and development risks. The Board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO. The Compensation Committee is responsible for reviewing and reporting to the Board on management’s succession plans.

The Board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance; however, the Board has established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the Board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements.

The Board approves all of the Company’s major communications, including annual and quarterly reports and press releases with specific review of financial disclosure by the Audit Committee. In accordance with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy, three corporate spokespersons have been formally designated. The communication policy of the Company is to circulate all press releases to technical staff and all responsible people involved in press release material. This policy ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff. Shareholder feedback, when significant, is also communicated directly back to the Board.

The Board and the Audit Committee examine the effectiveness of the Company’s internal control processes and information systems. The Board, and the Audit Committee, consults with the auditor with respect to these systems. In general, budgets over a CDN$200,000 limit or abandonment of mineral properties require the Board’s approval. Budgets document approval and a Board approved capital expenditure procedure has been established for project expenditures. Project budgets are brought before the Board on a regular basis. The Board’s direction with respect to these budgets is communicated back to project staff.

The number of scheduled Board meetings varies with circumstances but a minimum of 4 meetings are held annually. In addition, special meetings are called as necessary. The Chairman or the President establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any Board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior management and employees of the Company.

Corporate Governance Disclosure Requirement		The Company’s Approach

3.	Position Descriptions –

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(a)

Iain D.C. McLean is the Chairman of the Company. The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the Board to carry out his responsibilities. Please refer to the Company’s Annual Information Form with respect to the fiscal year ended August 31, 2013, which is filed on SEDAR (www.sedar.com).

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

		(b)	The Board has developed a written position description for the CEO.

4.	Orientation and Continuing Education –

(a)	Briefly describe what measures the Board takes to orient new directors regarding i. The role of the Board, its committees and its directors, and ii. The nature and operation of the issuer’s business.	(a)

The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

5.	Ethical Business Conduct –

(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

i.   Disclose how a person or company may
     obtain a copy of the code;

ii.  Describe how the Board monitors
     compliance with its code, or if the Board
     does not monitor compliance, explain
     whether and how the Board satisfies itself
	regarding compliance with its code; and	(a)

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company. The Code is filed on SEDAR (www.sedar.com). The Code is provided to each director, officer, employee and consultant on an annual basis. In addition, if the Code is amended or revised, then a new copy is distributed.

Corporate Governance Disclosure Requirement		The Company’s Approach

   iii. Provide a cross-reference to any material
        change report filed since the beginning of the
        issuer’s most recently completed financial
        year that pertains to any conduct of a director
        or executive officer that constitutes a
        departure from the code.

The Company’s Governance and Nomination Committee monitors compliance with the Code. Frank Hallam, CFO, has been appointed as the Company’s Ethics Officer to ensure adherence to the Code and to report to the Governance and Nomination Committee. Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns. To date, the Company has not been required to file a material change report relating to a departure from the Code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. In addition, the Code requires all directors to obtain the specific permission of the Company’s Ethics Officer or Governance and Nomination Committee prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

(c)	Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.	(c)

The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company’s commitment and compliance with the Code and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code.

6.	Nomination of Directors -

(a)	Describe the process by which the Board identifies new candidates for Board nomination	(a)

All of the Company’s directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector. The Governance and Nomination Committee is responsible for making recommendations on the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company. The plan includes: (i) the desired qualifications, demographics, skills and experience for potential directors; (iii) an interview process for potential candidates for Board membership; and (iv) a list of future candidates for Board membership after taking into account the competencies and skills that the Board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the Board. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

Corporate Governance Disclosure Requirement		The Company’s Approach

(b)

Disclose whether or not the Board has a nominating committee composted entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

		(b)	The Board has a nominating committee composed entirely of independent directors.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c)

In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Committee meets at least once per year and has used an outside search firm for qualified candidates.

7.	Compensation –

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	(a)

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options and annual fees. The Company’s Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	(b)	The Board has a Compensation Committee composed entirely of independent directors.
(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c)

The Compensation Committee’s primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

8. Other Board Committees –

If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.		The Company has Governance and Nomination Committee and a Disclosure Committee. Copies of the mandates of these committees can be found on the Company’s website (www.platinumgroupmetals.net).

Corporate Governance Disclosure
Requirement	The Company’s Approach

9. Assessments –

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives.

The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board, and will conduct regular assessments in accordance with its mandate.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

SCHEDULE “B”

FORM OF ADVANCE NOTICE PROVISIONS TO BE ADDED TO ARTICLES

14.12	Nomination of Directors

(1)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a) by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 14.12 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more common shares carrying the right to vote at such meeting or who beneficially owns common shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 14.12.

(2)

In addition to any other requirements under applicable laws, for a nomination to be made by Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the principal executive offices of the Company.

(3)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of common shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

B- 2

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any common shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(5)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12; provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act or the discretion of the chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)	For purposes of this Article 14.12:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(b)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(7)

Notwithstanding any other provision of this Article 14.12, notice given to the Corporate Secretary of the Company pursuant to this Article 14.12 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.12.

B- 3

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